Exhibit 99.1

James Hardie Industries plc
Level 3
Wednesday, 23 October 2013	22 Pitt Street Sydney NSW 2000 Australia
The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 2nd Quarter FY14 results on Thursday, 14 November 2013.

Investor, Analyst and Media briefing:

A physical briefing for investors, analysts and media will be held at the Museum of Sydney, corner of Bridge and Phillip Streets, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:	10.30am (AEDT)

Dial-in:	+61 2 8524 5042

Participant passcode:	6266282

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

/S/ SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719